

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2015

Robert D'Loren
Chief Executive Officer
Xcel Brands, Inc.
475 10th Avenue, 4th floor
New York, NY 10018

> **Re: Xcel Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2015**
> **File No. 333-202028**

Dear Mr. D'Loren:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with an analysis as to whether the company must provide audited financial statements for the year ended December 31, 2014 prior to requesting effectiveness of the registration statement. Please refer to Item 8-08(b) of Regulation S-X. In this regard, we note that through the nine months ended September 30, 2014, the company had a loss before income taxes of $1,061,000.

Prospectus Cover Page

2.   Please revise your cover page to disclose the total number of shares that are being concurrently offered by selling stockholders of the company. In this regard, we refer to your registration statement on Form S-1 (file no. 333-191278).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions. In his absence, you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Brad L. Shiffman
        Blank Rome LLP